UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of June 2007.

Commission File Number: 001-31221

Total number of pages: 5

NTT DoCoMo, Inc.

(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome

Chiyoda-ku, Tokyo 100-6150

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished in this form:

1. Report of the 16th Ordinary General Meeting of Shareholders

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DoCoMo, Inc.

Date: June 19, 2007	By:	/s/ YOSHIKIYO SAKAI
Yoshikiyo Sakai Head of Investor Relations

June 19, 2007

To Shareholders

NTT DoCoMo, Inc.

11-1, Nagata-cho 2-chome

Chiyoda-ku, Tokyo

Masao Nakamura

President and CEO

REPORT OF THE 16TH ORDINARY GENERAL MEETING OF SHAREHOLDERS

Dear Shareholders:

We wish to inform you of the outcome of our 16th Ordinary General Meeting of Shareholders held on the date hereof.

Matters reported:

1.	Report on the Business Report, Consolidated and Non-Consolidated Financial Statements for the 16th Fiscal Year (from April 1, 2006 to March 31, 2007).

2.	Report on the results of the Audit of Consolidated Financial Statements by Registered Public Accountants and Board of Corporate Auditors

The substance of the foregoing financial statements was reported at this meeting.

Matters resolved:

Item 1:

Approval of Proposed Appropriation of Retained Earnings for the 16th Fiscal Year. The proposed appropriation of retained earnings was approved at this meeting, and it was decided to distribute a year-end cash dividend of 2,000 yen per share. Accordingly, the amount of the aggregated annual dividends for this fiscal year is 4,000 yen per share.

Item 2:	Repurchase of Shares The proposed repurchase of shares was approved at this meeting, and it was decided to allow the Company to repurchase up to 1 million shares of common stock, up to an aggregate price of 200 billion yen, within one year starting from June 20, 2007.

Item 3:	Election of 4 Directors As proposed, four Directors, Ryuji Yamada, Masatoshi Suzuki, Takashi Tanaka and Toshiki Nakayama were newly elected, and three Directors, Masatoshi Suzuki, Takashi Tanaka and Toshiki Nakayama were appointed on the same date. Ryuji Yamada is scheduled to assume the position on June 28, 2007.

Item 4:	Election of 4 Corporate Auditors As proposed, Shinichi Nakatani was reelected and reappointed, and Haruo Imai, Kyouichi Yoshizawa and Takaaki Wakasugi were newly elected and appointed as Corporate Auditors.

Re: Payment of Dividends for the 16th Fiscal Year

1.

Shareholders who have requested dividend payment via bank transfer: please confirm that the documents titled “Dividend statement for the 16th Fiscal Year” and “Confirmation of bank account to wire transfer dividends” are enclosed herewith.

2.	Shareholders who have requested other methods of payment: a postal transfer payment notice is enclosed herewith. Please bring the payment notice to a post office in a timely manner to receive your dividends.

To ensure safe and secure payment of dividends, the Company recommends that shareholders designate a bank account to which dividends will be paid by wire transfer. Please complete the necessary procedures by filling in the form titled “Designated bank account to wire transfer dividends” enclosed herewith.